UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2007

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):

Spirent Communications plc


2. Reason for the notification        (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):
Initial notification pursuant to Transitional Provision 7                     X
Of the Disclosure and Transparency Rules

3. Full name of person(s) subject to the notification obligation(iii):

(i) Sherborne Investors GP, LLC
(ii) Sherborne Investors LP
(iii) Craig L. McKibben
(iv) Gerard L. Eastman, Jr.
(v) Hayden Investors Partners, LLC
(vi) Hayden Investors Partners II, LLC
(vii) Sherborne Strategic Fund A, LLC (formerly Hanover Strategic Fund A, LLC)
(viii) Edward Bramson

4. Full name of shareholder(s) (if different from 3.)(iv):

Noted below

Persons named   Shareholder                    No of Shares
in 3 above
(i) to (iv)     Hanover Nominees Limited       130,250,000 ordinary shares (aggregate)
(v)             Hanover Nominees Limited       45,685,845 ordinary shares
(vi)            Hanover Nominees Limited       40,844,268 ordinary shares
(vii)           Hanover Nominees Limited       29,644,000 ordinary shares
(viii)          (a) Hanover Nominees Limited   130,250,000 ordinary shares (aggregate)
                (b) Merrill Lynch, Pierce,     20,000 ordinary shares
                Fenner & Smith, Inc.

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):

N/A


6. Date on which issuer notified:

March 13, 2007


7. Threshold(s) that is/are crossed or reached:

(i)    Sherborne Investors GP, LLC         - 14% (aggregate)
(ii)   Sherborne Investors LP              - 14% (aggregate)
(iii)  Craig L. McKibben                   - 14% (aggregate)
(iv)   Gerard L. Eastman, Jr               - 14% (aggregate)
(v)    Hayden Investors Partners, LLC      - 5%
(vi)   Hayden Investors Partners II, LLC   - 4%
(vii)  Sherborne Strategic Fund A, LLC     - 3%
(viii) Edward Bramson                      - 14% (aggregate)


8. Notified details:

A: Voting rights attached to shares

Class/type of     Situation previous to the Resulting situation after the triggering transaction(vii)
shares            Triggering transaction
                  (vi)
 if possible      Number of    Number of    Number of     Number of voting rights ix  % of voting rights
using the ISIN    Shares       Voting       shares
CODE                           Rights viii  Direct        Direct  x   Indirect xi     Direct    Indirect
Ordinary shares   130,250,000  130,250,000  130,250,000        N/A    130,250,000     N/A       14.7%
ISIN:
GB0004726096

Ordinary shares   20,000       20,000       20,000        20,000      N/A             0.002%    N/A
ISIN:
GB0004726096


B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument           xiii            Period/ Date xiv          that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.
N/A                  N/A              N/A                       N/A                        N/A


Total (A+B)

Number of voting rights                       % of voting rights
130,270,000                                   14.7%




9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Edward Bramson, Craig L.McKibben and Gerard L. Eastman, Jr. are members of Sherborne Investors GP, LLC. Sherborne Investors GP, LLC is the general partner of Sherborne Investors LP, which is the managing member of each of the following funds (all of which hold ordinary shares in the issuer through Hanover Nominees Limited):

(i)     Hayden Investors Partners, LLC (45,685,845 ordinary shares
        - approximately 5.15%);

(ii)    Hayden Investors Partners II, LLC (40,844,268 ordinary shares
        - approximately 4.61%);

(iii)   Sherborne Strategic Fund A, LLC (29,644,000 ordinary shares
        - approximately 3.34%);

(iv)    Sherborne Strategic Fund B, LLC
        (formerly Hanover Strategic Fund B, LLC, 14,075,887 ordinary shares
        - no individual notification obligation)

Edward Bramson holds 20,000 further shares through Merill Lynch, Pierce, Fenner & Smith, Inc.


Proxy Voting:

10. Name of the proxy holder:                                      N/A

11. Number of voting rights proxy holder will cease to hold:       N/A

12. Date on which proxy holder will cease to hold voting           N/A
rights:


13. Additional information:                 N/A


14. Contact name:                               Craig L. McKibben

15. Contact telephone number:                   +1 (212) 759-6301


C:      Additional information


Contact at Issuer:      Michael Anscombe (Deputy Company Secretary)
                        Spirent Communications plc

Telephone:              01293 767676



--------------------------


NOTES:

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.


(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.


(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.


(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii         If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.


For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii           Direct and indirect

ix          In case of combined holdings of shares with voting rights attached '
direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X          Voting rights attached to shares in respect of which the notifying party is a direct shareholder  (DTR 5.1)

xi             Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii         If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii         date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv            If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv          The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi         This annex is only to be filed with the competent authority.

xvii        Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.



  ***************************************************************************





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: March 14, 2006                     By   ____/s/ Michael Anscombe____

                                                    (Signature)*